                                                NOTEHOLDERS REPORT
                                                ------------------
                                        CRUSADE GLOBAL TRUST No. 1 of 1999
                                  Quarterly Payment Date falling on May 15, 2000


Bond Information in US$
-----------------------

                                                    Interest       Interest           Principal              Charge
             FV Outstanding       Bond Factor       Rate           Payments           Distributions           Offs
----------------------------------------------------------------------------------------------------------------------
Class A1    $115,546,588.17       38.515529%        6.34625%      $2,843,880.30       $63,701,333.29         $0.00
Notes

Class A2    $569,000,000.00       100.000000%       6.42625%      $9,141,340.63                $0.00         $0.00
Notes

Class A3    $125,000,000.00       100.000000%       6.51625%      $2,036,328.13                $0.00         $0.00
Notes





Principal Collections Information in AUD
----------------------------------------

        Scheduled Principal Payments:               $10,277,463.76

      Unscheduled Principal Payments:               $96,057,740.38

                             Redraws:               ($8,030,677.46)
                                             ---------------------
               Principal Collections:               $98,304,526.68

               Principal Charge Offs:                        $0.00

                      Principal Draw:                        $0.00
                                             ---------------------
                 Available Principal:               $98,304,526.68
                                             ---------------------
               Principal Distributed:               $98,304,526.68

                  Principal Retained:                        $0.00
                                             ---------------------



Total Available Funds in AUD
----------------------------

                     Available Income:             $23,405,919.84

                       Principal Draw:                      $0.00

                       Liquidity Draw:                      $0.00
                                           ----------------------
                Total Available Funds:             $23,405,919.84



                                   Exh-1

Redraw/Liquidity Utilization
----------------------------

                     Redraw Shortfall:            $0.00

         Redraw Carryover Charge Offs:            $0.00

                       Liquidity Draw:            $0.00

                  Liquidity Shortfall:            $0.00




Arrears Information
-------------------

                                          % of pool (by number)

                         31 - 59 days:            0.50%

                         60 - 89 days:            0.15%

                             90+ days:            0.04%

                             Defaults:              Nil

                               Losses:              Nil




Payment Information (CPR)
-------------------------

                                    April-00        March-00        Feb-00

                   1 mth CPR:        23.34%          26.84%          20.42




Pool Information in AUD
-----------------------

       Outstanding Principal of Fixed Rate Housing Loans:     $314,796,890.48
Outstanding Principal of the Variable Rate Housing Loans:     $943,772,489.88
                                         Number of Loans:              13,603
                            Weighted Average Current LVR:              58.73%
                                       Average Loan Size:             $92,685
                              Weighted Average Seasoning:          36.68 mths
                                Average Term to Maturity:            239 mths





                                   Exh-2